TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES IMPLEMENTATION OF SQUEEZE-OUT FOR
THE COMMON SHARES OF EURO RESSOURCES

Toronto, Ontario, February 13, 2024 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company"), announced today that its wholly-owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France") has notified the Autorité des marchés financiers ("AMF") in France of its intention to implement a squeeze-out under French law (the "Squeeze-Out") for the remaining 5,291,832 common shares ("EURO Shares") of EURO Ressources S.A. ("EURO") that IAMGOLD France does not already own for cash consideration of €3.50 per EURO Share net of all applicable costs (the "Squeeze-Out Consideration") in accordance with the terms of IAMGOLD France's buy-out offer under French law to acquire all of the outstanding EURO Shares (the "Offer") that was approved by the AMF on January 23, 2024, as previously announced by the Company on November 14, 2023 and January 24, 2024.

Pursuant to the notice issued by the AMF on February 12, 2024 (the "Notice"), the Squeeze-Out will be implemented on February 27, 2024 and the remaining 5,291,832 EURO Shares not already owned by IAMGOLD France will be transferred to IAMGOLD France in exchange for the Squeeze-Out Consideration. The Notice is available on the website of the AMF (www.amf-france.org).

On February 13, 2024, the Euronext Paris stock exchange published a timetable for implementation of the Squeeze-Out and delisting of the EURO Shares on February 27, 2024, which is available on its website (https://www.euronext.com/fr/markets/paris).

An offer document and information on the legal, financial and accounting characteristics of IAMGOLD France supplementing the offer document, prepared in accordance with French law and approved by the AMF on January 23, 2024, disclosing, among other things, the terms of, and proposed timetable for, the Offer as well as certain legal, financial and accounting information concerning IAMGOLD France are available on the websites of IAMGOLD (www.iamgold.com) and the AMF (www.amf-france.org), and under EURO's profile on SEDAR+ (www.sedarplus.ca). The IAMGOLD website does not constitute a part of, and is not incorporated by reference into, the offer document or any of the other mentioned documents.

A reply document prepared by EURO, and approved by the AMF on January 23, 2024, and information on the legal, financial and accounting characteristics of EURO are available on the AMF website (www.amf-france.org) and EURO's website (www.goldroyalties.com).

IAMGOLD has appointed Natixis as its Financial Advisor, Presenting and Guaranteeing Bank for the Offer. In connection with the Offer, Norton Rose Fulbright LLP is acting as French counsel to IAMGOLD and Fasken Martineau DuMoulin LLP is acting as Canadian legal counsel to IAMGOLD.

Important Notice

This news release does not constitute and should not be construed as a public offer to buy, or the solicitation of an offer to sell, EURO's securities. The Offer, which was approved by the AMF, is made solely on the basis of the offer document approved by the AMF which is available on the AMF website (www.amf-france.org). In accordance with French law, the documentation relating to the Offer which has been filed with the AMF includes the terms and conditions of the Offer. The offer document has not been filed with, or approved or disapproved by, the authorities of any jurisdiction other than France.

EURO shareholders are urged to read the offer document because it contains important information about the Offer, EURO and IAMGOLD. EURO shareholders are advised to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Offer and the content of the offer document. In addition, EURO shareholders may wish to consult with their tax advisors regarding the tax consequences of tendering their EURO securities under the Offer.

The Offer referred to herein will not be made or directed to, nor will deposits of EURO shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. Persons obtaining the offer document are required to take due note of, and to observe, all such restrictions and obtain any necessary authorizations, approvals or consents (to the extent applicable). Persons in any doubt as to their eligibility to participate in the Offer should consult their professional advisers immediately. Outside of France, no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. Any person (including, without limitation, custodians, nominees and trustees) who forwards or intends to forward the offer document or any related document to any jurisdiction outside France should carefully read the offer document before taking any action. The release, publication or distribution of the offer document and any documentation regarding the Offer or the making of the Offer in jurisdictions other than France may be restricted by law and therefore persons into whose possession the offer document comes should inform themselves about and observe such restrictions.

The Offer will be made in Canada and the United States pursuant to applicable exemptions and in accordance with the applicable requirements in France. Accordingly, the Offer is subject to disclosure and other procedural requirements, including but not limited to offer timetable, settlement procedures and timing of payments, that are different from those in Canada and the United States applicable to tender offers for securities of a reporting issuer.

About Euro Ressources

Euro Ressources is a French mining royalty and streaming company listed on the Euronext Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel Royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD makes quarterly royalty payments to EURO under the Rosebel Royalty and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. EURO's head office is located at 23, Rue du Roule, 75001 Paris, France.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. IAMGOLD is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in the first quarter of 2024. In addition, IAMGOLD has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria. IAMGOLD's head office is located at 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, ON, CA, M5H 2Y4.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.